UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 31, 2019

YATRA ONLINE, INC.

1101-03, 11th Floor, Tower-B,

Unitech Cyber Park,

Sector 39, Gurugram, Haryana 122002,

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On January 31, 2019, Yatra Online, Inc. issued an earnings release announcing its unaudited financial and operating results for the three months ended December 31, 2018.  A copy of the earnings release is attached hereto as Exhibit 99.1.

This Report on Form 6-K is hereby incorporated by reference into Yatra Online, Inc.’s registration statements on Form F-3 (Registration Statement Nos. 333-224661 and 333-215653) filed with the Securities and Exchange Commission on April 11, 2018 and May 3, 2018, respectively, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Earnings release of Yatra Online, Inc. dated January 31, 2019.
99.2	Advertisement Agreement, dated January 11, 2019, between Bennett, Coleman and Company Limited and Yatra Online Private Limited.
99.3	Non-Convertible Debenture Subscription Agreement, dated January 11, 2019, by and among Bennett, Coleman and Company Limited, Yatra Online Private Limited and Yatra Online, Inc.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: January 31, 2019	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

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